

SERVICE CORPORATION INTERNATIONAL

INVESTOR DAY 2022



Forward-looking statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements in this presentation that are not historical facts are forward-looking statements. You can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "target," "will," or other similar words. The absence of these or similar words, however, does not mean that the statements are not forward-looking. These statements are based on assumptions and expectations that the Company believes are reasonable at the time made; however, many important factors could cause the Company's actual results in the future to differ materially from any forward-looking statements.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2021 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.SCI-Corp.com. Except as required by law, we undertake no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events, or otherwise.

Introduction Video

Investor Day 2022



TOM RYAN
Chairman of the Board
CEO and President



Our strategy has been effective and remains intact

GROW REVENUE

LEVERAGE SCALE

DEPLOY CAPITAL

Our financial position affords us financial flexibility, which allows us to be opportunistic

Provides financial flexibility to invest in our associates and our businesses, and pursue strategic acquisitions and new builds

LIQUIDITY

$1.04B

Cash $300M / Credit Facility $740M

LEVERAGE

2.6x

Target 3.50x–4.00x

DEBT MATURITY PROFILE March 31, 2022



TERM LOAN AMORTIZATION PAYMENT
REVOLVER MATURITIES
NON-CALLABLE SENIOR BONDS
CALLABLE SENIOR BONDS
$ in millions
$24
$49
$230
$487
$153
7.500%
$550
4.625%
$750
5.125%
$850
3.375%
$800
4.000%
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031

Leverage ratio calculated using net debt to EBITDA in accordance with our credit agreement. On the continued growth in EBITDA from COVID, our leverage ratio remains below targeted levels. As we look beyond the impacts of the pandemic, we expect to naturally lever back up to our targeted range of 3.5x-4.0x. Debt schedule does not include net finance leases, mortgages, other debt maturities nor unamortized premiums, discounts, and debt issuance costs.

Making our equity sweat—enhancing shareholder returns

VALUE RETURNED TO SHAREHOLDERS

$5.3B Value returned to shareholders
through dividends and share repurchases since 2004



SHARES OUTSTANDING
52%
Reduction in outstanding shares since mid 2004
17% CAGR
Dividends per share 2005-2021
DIVIDENDS PER SHARE
350,000
325,000
300,000
275,000
250,000
225,000
200,000
175,000
150,000
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Our execution has translated into superior total shareholder returns over time

TOTAL SHAREHOLDER RETURN December 31, 2021



SCI
S&P 500
RUSSELL 2000
S&P MIDCAP 400
47%
29%
25%
15%
1 YEAR
172%
133%
85%
76%
5 YEAR
693%
362%
277%
246%
10 YEAR

	1 Year				5 Year				10 Year			
Annualized Return	**47%**	29%	25%	15%	**22%**	18%	13%	12%	**23%**	16%	14%	13%

Returns are as of December 31, 2021, and include the reinvestment of dividends.

Sustainable value creation foundational in everything we do

SUPPORTING OUR 24,000 ASSOCIATES

Supporting the personal and professional goals of our associates and empowering inclusive and diverse teams

INVESTING IN OUR COMMUNITIES

Delivering service excellence and supporting the communities where we do business and where our associates live and work

OPERATING WITH PRINCIPLE

Operating with integrity, responsibility and accountability to our stakeholders and with respect to our environment

Our inaugural 2021 Sustainability Report is available at **sci-corp.com**



2021 Sustainability Report
SERVICE CORPORATION INTERNATIONAL

Investor Day 2022 Key Takeaways

1	2	3	4	5
Strong business model with a sustainable growth platform	Significant and consistent cash flow continues to grow the Company and enhance shareholder value	Industry leaders in innovation and technology	Preneed model and backlog strength differentiates us	Potential for incremental growth is much greater in the coming years, as we are poised to benefit from demographic tailwinds



Agenda

OPENING & OVERVIEW	Welcome	Tom Ryan
	Industry/Company Overview	Jay Waring
	Funeral & Cemetery Segment Overview	Steve Tidwell
	New Earnings Base for Growth	Eric Tanzberger
GROWTH DRIVERS	Demographic Tailwinds	Elisabeth Nash
	Marketing, Sales & Cemetery Inventory Impact	Jamie Pierce Gerry Heard Michael Johnson
	Enhanced Growth Capital Opportunities	John Faulk
	Preneed Backlog Impact	Aaron Foley
CLOSING	Long-Term Power of SCI's Growth Model	Eric Tanzberger
	Q&A	Tom Ryan

INDUSTRY/COMPANY

Overview



JAY WARING

Senior Vice President
Chief Operating Officer



North America Deathcare Industry (U.S. & Canada)

THE INDUSTRY IS HIGHLY FRAGMENTED

~22,000 Funeral Homes — **~$17B**

~5,500 Cemeteries — **~$5B**

~$22B Deathcare Industry Revenues

Industry Revenue Contribution


~80%
Independent
SCI
~15%–16%
~5%
Other Large Consolidators

North America is defined throughout this presentation as U.S. and Canada. Industry revenue estimated from 2020 U.S. Census Bureau and Statistics Canada data. Large consolidator revenue based on public information and company estimates. | Number of funeral homes and cemeteries estimated by SCI from various sources and include only those of size. We estimate that there are several thousand smaller funeral homes and smaller municipal, church and not-for-profit cemeteries.

Service Corporation International

WE ARE THE LARGEST COMPANY IN THE INDUSTRY

1,471
Funeral Homes

$2.3B

488
Cemeteries

$1.8B

$4.1B
2021 SCI Revenue

2021 Snapshot

~24K
Employees

~750K
Customers Served (Funeral & Cemetery)

$2.4B
Preneed Sales

~$14B
Backlog of Future Revenue

Unless otherwise noted, data on this slide represents consolidated results from fiscal year ended December 31, 2021.

Our scale and footprint provides competitive advantages

	Funeral	Cemetery
CANADA	165 FUNERAL	12 CEMETERY
UNITED STATES	1,306 FUNERAL	476 CEMETERY

1,959

LOCATIONS

As of December 31, 2021

- National brand
- Leading technologies
- Supply chain cost advantages
- Premier preneed sales program
- Network optimization/ back office efficiencies
- Leading cemeteries in markets where we operate
- Differential economics in preneed trust/ insurance structures
- Training and development – Dignity University®

Of the 488 cemeteries we own, 299 (or 61%) have a funeral home on-site, offering customers the convenience of one-stop shopping while producing higher margins than stand-alone businesses due to economies of scale

Funeral and cemetery have different business characteristics

	BUSINESS FOCUS	BARRIERS TO ENTRY	REVENUE RECOGNITION	FUTURE OUTLOOK
FUNERAL	High-touch personalized service/retail	Moderate, except low in the price-sensitive market	Generally recognized at time of death	Revenue growth and high incremental margin growth expected from demographic tailwinds
CEMETERY	Real estate/sales/service	High (Capital/regulatory/permitting)	Preneed property sales can be recognized before death	Continued growth in revenues and high incremental margins driven by demographics and robust preneed sales program

Our base case earnings framework remains sound

8%–12%

ORGANIC

5%–7%

FUNERAL
Modest revenue growth driven by increases in volume and sales average supporting stable margins

CEMETERY
Mid-single digit % preneed sales growth supporting increasing margins

CAPITAL DEPLOYMENT

3%–5%

Continue Reinvesting in Business, Growth Capital, Share Repurchases and Debt Management

Long-Term Consistent EPS Growth

Modest incremental revenue growth drives EPS above the range

Our business model has proven that incremental revenue yields significant profitability; similar to post-Stewart, post-COVID, we expect to return to 8%-12% earnings growth framework on a new, higher earnings base



ADJUSTED EARNINGS PER SHARE
Comparable
14%
CAGR
2013–2017
$0.28
$0.52
$0.51
$0.65
$0.92
$1.18
$1.55
$1.90
$2.91
$4.57
STEWART-DRIVEN GROWTH
COVID IMPACT
2005
2007
2009
2011
2013
2015
2017
2019
2020
2021

Adjusted earnings per share is a non-GAAP financial measure. Please see appendix for a reconciliation to the appropriate GAAP measure and for other disclosures.

FUNERAL & CEMETERY

Segment Overview



STEVE TIDWELL

Senior Vice President
Sales & Marketing



FUNERAL & CEMETERY SEGMENT OVERVIEW

Funeral

Dedicated to caring for customers and poised for growth



Funeral segment overview

BUSINESS FOCUS	High-touch personalized service/retail
BARRIERS TO ENTRY	Moderate, except low in the price-sensitive market
REVENUE RECOGNITION	Generally recognized at time of death
FUTURE OUTLOOK	Revenue growth and high incremental margin growth expected from demographic tailwinds

2021 SNAPSHOT
Consolidated Operations

$2.3B
Revenues

~500K
Customers Served
(atneed and preneed)

1,471
Funeral Homes

~$10B
Preneed Backlog

Volume expected to be flat to up 2% beyond 2023


FUNERAL SERVICES PERFORMED
Comparable
in thousands
PULL-FORWARD IMPACT
299
310
316
44
316
60
316
Decrease in the low to mid-teen % range due to pull-forward
Slightly lower than 2022 as volume growth offset by pull-forward
Flat to up 2%
2017
2018
2019
2020
2021
2022E
2023E
2024E
2025E
PRE-PANDEMIC
COVID IMPACT
TRANSITIONAL YEARS
STEADY GROWTH
BASE CASE
Target Growth
(2024-2025)
Flat to up 2%
after pull-forward impact

As a result of COVID, some volume has been pulled forward into 2020 and 2021.
We expect the largest portion of this impact to be captured in 2022 and 2023, with a diminishing effect in later years.

We expect continued growth in the sales average

We are confident in our ability to continue to grow the sales average through:

- Inflationary Price Adjustments
- Innovative Products/Services
- Dignity Packages
- Venue Options/Pricing
- Cremation Opportunities
- Preneed Strength



AVERAGE REVENUE PER FUNERAL SERVICE
Comparable
Core
$5,930
$5,837
$5,786
$5,561
$5,976
Total
$5,307
$5,234
$5,183
$4,983
$5,337
SCI Direct
$1,184
$1,227
$1,244
$1,263
$1,395
2017
2018
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT
BASE CASE
Target Growth
(2022-2025)
Low single-digit % range after cremation mix shift

Sales averages were somewhat flat in 2017-2019 due to strategic pricing adjustments made to be more competitive for the price-sensitive cremation consumer.
Sales average in 2020 was temporarily impacted by gathering restrictions during the pandemic.

SCI Direct benefits from expanding market generating double-digit profit growth

SCI DIRECT REVENUES AND PRENEED PRODUCTION
Comparable



$ in millions
Preneed Production
$165
$179
$197
$180
$233
$162
Revenues
$159
$171
$167
$208
2017
2018
2019
2020
2021

BASE CASE
TARGET GROWTH
(2022-2025)

Mid to High Single-Digit % Range

2021 SNAPSHOT

$37M Gross Profit | **109** Locations | **31** States



Neptune



THE OPPORTUNITY

- Asset light preneed model serving the direct cremation consumer
- Incremental channel to capture the price-sensitive consumer
- Simple product offerings and packaged pricing
- Growing volume and average

Moderate funeral revenue growth with stable margins expected beyond 2023

REVENUE AND GROSS MARGIN Comparable



GROSS MARGIN
20.4%
20.0%
19.8%
24.2%
26.9%
REVENUE
$ in millions
$1,823
$1,871
$1,909
$2,032
$2,307
2017
2018
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT

2022 revenues expected to slightly exceed 2019 levels, but decline low-teen %'s from 2021

2023 revenues expected to be flat to down low single-digit %'s from 2022

Margins in both years expected in high-teen to low-20's range

2022E / 2023E

TRANSITIONAL YEARS

BASE CASE
Target Growth
(2024-2025)

REVENUES
1%-3%

MARGINS
High-teen to low-20's range

Strength of operating leverage proven during the pandemic

SCI has proven we have the capacity to manage increased volumes expected with the Baby Boomer generation as well as the power of incremental margins on higher sales

CORE GROSS PROFIT PER FUNERAL SERVICE

Comparable, Excluding SCI Direct


2019
$1,305
PRE-PANDEMIC
17%
2020
$1,522
COVID IMPACT
18%
2021
$1,801
COVID IMPACT

Funeral preneed program supporting future growth

PRENEED FUNERAL SALES PRODUCTION Comparable



5%
CAGR
2016–2018
7%
CAGR
2019–2021
$ in millions
$809
$822
$893
$948
$858
$1,080
2016
2017
2018
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT

BASE CASE
TARGET GROWTH
(2022-2025)

3%-8%

DIFFERENTIAL GROWTH OPPORTUNITY
Independents do not have well-structured and scalable preneed programs

OUR PROGRAM IS CASH FLOW NEUTRAL
Insurance commissions and trust retainage covers selling compensation outflows

Cemetery

Our robust preneed sales program and ability to invest in new and unique property set us apart



Cemetery segment overview

BUSINESS FOCUS	Real estate/sales/service
BARRIERS TO ENTRY	High (Capital/regulatory/permitting)
REVENUE RECOGNITION	Preneed property sales can be recognized before death
FUTURE OUTLOOK	Continued growth in revenues and high incremental margins driven by demographics and robust preneed sales program

2021 SNAPSHOT

Consolidated Operations

$1.8B
Revenues

250K
Customers Served
(atneed and preneed)

488
Cemeteries
(61% combos)

$4B
Preneed backlog of merchandise and services sold

Mid single-digit % growth in preneed sales production expected on higher post-pandemic base

Production growth benefited during the pandemic; not only from higher volumes, but also from sustainable enhanced productivity, which is expected to continue to drive growth on a much higher base



CEMETERY PRENEED SALES PRODUCTION
Comparable
4%
CAGR
2017–2019
21%
CAGR
2019–2021
$845
$891
$909
$1,045
$1,333
2022 up low single-digit %'s from 2021 and then maintain that level in 2023
2017
2018
2019
2020
2021
2022E / 2023E
PRE-PANDEMIC
COVID IMPACT
TRANSITIONAL YEARS
TARGET GROWTH
ON NEW HIGHER BASE (2024-2025)
Mid single-digit %

Modest growth in atneed sales production on higher base 2023 and beyond

Strong atneed sales production during pandemic driven by both volume and sales average increases


CEMETERY ATNEED SALES PRODUCTION
Comparable
23%
CAGR
2019–2021
1.3%
CAGR
2017–2019
$318
$321
$326
$401
$494
2022 down low-to mid-teen %'s from 2021 on lower volume, partially offset by increasing average and then maintain that level in 2023
2017
2018
2019
2020
2021
2022E / 2023E
PRE-PANDEMIC
COVID IMPACT
TRANSITIONAL YEARS

TARGET GROWTH

ON NEW HIGHER BASE (2024-2025)

2%-4%

Future cemetery revenue and margin growth expected from sales production strength

REVENUE AND GROSS MARGIN

Comparable



GROSS MARGIN
28.5%
30.1%
29.6%
33.1%
37.7%
REVENUE
$ in millions
$1,223
$1,290
$1,305
$1,459
$1,799
Revenues expected to increase in the low single-digit % range in 2022 and 2023
Margins expected in the mid-30's range
2017
2018
2019
2020
2021
2022E / 2023E
PRE-PANDEMIC
COVID IMPACT
TRANSITIONAL YEARS

BASE CASE

Target Growth

(2024-2025)

REVENUES

Mid single-digit %

MARGINS

Mid to high 30's

Growing 50-80 bps per year

New Earnings Base for Growth



ERIC TANZBERGER
Senior Vice President
Chief Financial Officer



New earnings base reflects post-COVID learnings and efficiencies

ADJUSTED EARNINGS PER SHARE



ILLUSTRATIVE Growth at 10%
(Midpoint of Framework)
$4.57
$2.27
$2.91
$0.82
$3.50
$0.32
$3.18
$0.65
$2.53
$1.90
$2.09
$2.30
$3.50
$2.78
$3.85
$3.06
$4.23
$3.37
2019
2020
2021
2022E
2023E
2024E
2025E
PRE-PANDEMIC
COVID IMPACT
TRANSITIONAL YEAR
Guidance $3.30–$3.70
RETURN TO STEADY GROWTH
ILLUSTRATIVE 10% CAGR off of higher 2022 Post-COVID base of $3.18
(incorporating learnings, efficiencies and higher capital deployment)
Estimated COVID Impact
Incremental COVID learnings and efficiencies to 2022 Base
Pre-COVID 10% Earnings CAGR off of 2019 base of $1.90

Adjusted earnings per share is a non-GAAP financial measure. Please see appendix for a reconciliation to the appropriate GAAP measure and for other disclosures.

Incremental EPS growth in 2022 above pre-COVID expectations

POST-COVID EXPECTATION **$3.50** — **MIDPOINT OF 2022 GUIDANCE**

~$0.32 — **Expected COVID-related impacts in 2022**

~$0.65

- **~75%** Sales & Marketing Productivity in Cemetery
- **~15%** Accelerated Share Repurchases
- **~10%** Cost Efficiencies

PRE-COVID EXPECTATION **$2.53** — **10% CAGR from 2019 base of $1.90**



$3.50
~$0.32
$3.18
NEW HIGHER BASE
$0.65
$2.53
2022E

Adjusted earnings per share is a non GAAP financial measure. Please see appendix for a reconciliation to the appropriate GAAP measure and for other disclosures.

There are 4 key pillars to reach even greater potential growth

Demographic Tailwinds

Marketing, Sales & Cemetery Inventory Impact

Enhanced Growth Capital Opportunities

Preneed Backlog Impact

KEY GROWTH DRIVERS

Demographic Tailwinds



ELISABETH NASH

Senior Vice President
Operation Services



TAILWINDS

Funeral and cemetery growth coming with aging demographics

	U.S. 75+ Population 2020-2040		**SCI** U.S. Volume 2021	**SCI** Footprint	
LARGEST GROWTH STATES	**INCREASE** (millions)	**% INCREASE**	**% OF TOTAL FUNERAL SERVICES**	**NUMBER OF FUNERAL HOMES**	**NUMBER OF CEMETERIES**
California	2.4	96%	19%	158	39
Florida	2.3	117%	13%	132	61
Texas	1.9	125%	12%	166	65
New York	0.9	63%	3%	52	N/A
Arizona	0.8	133%	4%	31	11
Georgia	0.7	113%	2%	32	18

PEOPLE AGE 75 AND OLDER

(U.S. population, in millions)



2020
23.3
2040
44.9
93%
INCREASE

Top 6 population growth states by 2040[1] & SCI footprint[2]



~53%
of our current funeral volume comes from the largest projected growth states
CA
AZ
TX
NY
GA
FL

[1] Sources: U.S. Census Bureau, 2017 National Population Projections, and University of Virginia Weldon Cooper Center, Demographics Research Group
[2] As of the year ended December 31, 2021

TAILWINDS

Longer-term growth expected post-Baby Boomer generation

MILLIONS OF PEOPLE AGE 55 AND OLDER (U.S. POPULATION)



2020
2025
2030
2035
2040
2045
2050
2055
2060
99M
106M
112M
117M
122M
127M
133M
137M
142M
Silent Generation (1928-1945)
Baby Boomers (1946-1964)
Gen X (1965-1980)
Millennials (1981-1996)
Gen Z (1997-2012)
Age 65+ 71M
Age 55+ 61M
Age 91+ 7M
Age 80+ 30M
Average Age SCI Customer
Atneed Customer 75+
Preneed Funeral Customer 65-74
Preneed Cemetery Customer 55-64

SOURCE: U.S. Census Bureau, 2017 National Population Projections

COVID mortality has been significant, affecting a younger population as it progresses

U.S. COVID DEATHS


42%
Of Covid Deaths
Under Age 75
Jan 20 – Mar 21
62%
Of Covid Deaths
Under Age 75
Apr 21 – Dec 21
120,000
100,000
80,000
60,000
40,000
20,000
0
Peak Month Volume
64,321
Peak Month Volume
105,359
Peak Month Volume
62,962
Peak Month Volume
80,679
WAVE 1
WAVE 2
DELTA
Variant
OMICRON
Variant
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul
2020
2021
2022

Total COVID Deaths

2020–2022 YTD

~1M or 13%

of All U.S. Deaths

SOURCE: Historical data thru February 2022 from the CDC and continues to be updated. Forward-looking projections from the IHME.

TAILWINDS

Modest COVID pull-forward impact expected

ESTIMATED SCI COVID DEATHS PULLED FORWARD INTO 2020, 2021 AND 2022 AS A PERCENTAGE OF 2019 PRE-COVID VOLUME

~110K

SCI incremental funeral services in 2020, 2021 and 2022



6%
5%
4%
3%
2%
1%
1%
2022
2023
2024
2025
2026
2027
2028

	2022	2023	2024	2025	2026	2027	2028
Estimated Volume Pulled Forward	18K	15K	12K	8K	6K	4K	2K

We expect the pull-forward of funeral volumes to mainly impact 2022 and 2023 then begin to diminish

TAILWINDS

Unfortunately, the indirect effect of COVID on mortality continues to have an impact



One of the things that we don't know is … how the COVID pandemic will affect mortality indirectly.

ELIZABETH ARIAS, CDC



FTC Report Finds Annual Cigarette Sales Increased for the First Time in 20 Years… FEDERAL TRADE COMMISSION

We're facing a mental health crisis like we've never seen before as Covid continues… CNBC

The pandemic may have created a nation of problem drinkers… CNN HEALTH

The Pandemic Has Worsened the U.S. Obesity Epidemic… FEDERAL TRADE COMMISSION

Doctors see advanced cancer cases in the wake of pandemic-delayed screenings and treatment… CNN HEALTH

U.S. overdose deaths increased almost 30% last year during pandemic… CNBC

Traffic deaths are surging during the pandemic… NY TIMES

Heart disease and diabetes deaths climbed amid Covid, CDC says… NBC NEWS

The Pandemic Has Made Many Seniors Less Active… NY TIMES

Preneed strategy also supporting volume growth

We believe we are more active and effective than our competitors at building a high-quality funeral backlog

Our sophisticated marketing approach is proactively targeting consumers, generating incremental leads with lower atneed cannibalization rates

35%
2010

40%
2021

MATURED PRENEED FUNERALS/TOTAL FUNERALS GROWING OVER TIME
Consolidated

We anticipate growth in future volume market share

TAILWINDS

Favorable conditions exist for future volume growth



MAIN DRIVERS

AGING DEMOGRAPHICS

MODERATION OF COVID PULL-FORWARD

PRENEED DRIVING MARKET SHARE

These drivers could easily increase our current assumptions for funeral volume and cemetery atneed production

KEY GROWTH DRIVERS

Marketing, Sales & Cemetery Inventory Impact



Marketing, Sales & Cemetery Inventory Impact

Driving current and sustained growth

1 **Quality & Quantity of Marketing-Driven Leads**

2 **Improved Sales Effectiveness & Efficiencies**

3 **Cemetery Inventory Opportunities**

JAMIE PIERCE
Vice President — Chief Marketing Officer

GERRY HEARD
Vice President — Sales

MICHAEL JOHNSON
Vice President — Revenue Management



1

QUALITY & QUANTITY OF

Marketing-Driven Leads



JAMIE PIERCE
Vice President
Chief Marketing Officer

INITIATIVES

Marketing channels are generating new and accretive leads

CORE LEADS

Leads driven by continued relationships and referrals from atneed families, as well as the power of our local brands





SCALABILITY OF MARKETING STRATEGY IS A COMPETITIVE ADVANTAGE

MARKETING LEADS

Proactive outreach to consumers driven primarily by paid lead generation efforts and managed by our marketing and sales teams through three primary channels – digital (website), direct mail and seminars

Tremendous growth in visits to our websites


Dignity
CALL
MENU
Home
About
Explore
Obituaries
21
Funeral, Cremation & Cemetery
Sunset Funeral Home & Sunset Cemetery
4.1
403
PLAN AHEAD
A death has occurred or is near
HIGHLIGHTS
100% Service Guarantee
Veterans cemetery section
Beautiful views
Chapel

ANNUAL WEBSITE VISITS IN MILLIONS


in millions
97
125
166
199
2018
2019
2020
2021

27% CAGR 2018–2021

Our active, ongoing investments in search engine optimization (SEO) and user experience improvements (website redesigns or navigation changes) have more than doubled the number of annual visits to our websites

These visits are driving material increases in digital lead volume and preneed sales production


Plan ahead and protect the people you love
Have questions or need a quote? Complete the form, and a funeral planning advisor will contact you right away.
FIRST NAME *
LAST NAME *
PHONE NUMBER *
+1
EMAIL *
LET'S TALK
We will never sell your information or use it for any purpose except official Dignity Memorial correspondence. See our privacy policy.

DIGITAL LEAD GENERATION AND PRENEED SALES FROM DIGITAL LEADS


81,837
55,413
43,198
27,233
$ in millions
$31
$44
$84
$120
2018
2019
2020
2021

Digital Lead Generation	Digital Lead Generated Preneed Sales
44% CAGR 2018-2021	57% CAGR 2018-2021

Permanent efficiencies and effectiveness from our improved lead generation efforts

INITIATIVES

Advanced targeting for direct mail implemented in 2019 is driving increases in production

DIRECT MAIL MARKETING LEAD GENERATION AND PRENEED SALES FROM DIRECT MAIL LEADS



100,669
59,564
21,020
12,897
$ in millions
$10
$13
$28
$55
2018
2019
2020
2021

98% CAGR 2018-2021 — Direct Mail Marketing Lead Generation

77% CAGR 2018-2021 — Direct Mail Marketing Lead Generated Preneed Sales

ADVANCED CONSUMER DATA MODELING



Demographic
Behavioral
Purchase Data
Response Data
Over 2,000 variables considered with over 200 specific variables driving the model

INITIATIVES

Major changes in marketing strategy are driving sizable growth in production

THREE PRIMARY MARKETING LEAD CHANNELS	DIGITAL	DIRECT MAIL	SEMINARS
BEFORE CHANGES	• Few major enhancements annually • Static website focused on information only • Not a driver for preneed growth • Outsourced obituary experience • 5M – 6M visits monthly	• Basic-level consumer targeting (age, proximity, income) • Decentralized management of spend and strategy	• Basic-level consumer targeting (age, proximity, income) • Decentralized management of local seminars
Changes Implemented	**2018**	**2019**	**2022**
AFTER CHANGES	• 100+ enhancements released annually • Dynamic website focused on consumer experience • Key driver for preneed growth • Ownership of obituary experience • 17M – 20M visits monthly	• Dynamic, predictive model with over 200 demographic, behavioral and first-party predictive response date, conversion and sales • Centralized management of spend, strategy and data model	• Dynamic predictive modeling for response, conversion and sales • Centralized management of spend, strategy and seminar locations

These improvements are sustainable, non-COVID affected efficiencies and effectiveness

Enhanced capabilities have more than doubled production from marketing leads since 2018

Strong growth in marketing-generated leads resulted in significant increases in sales production, with 5% less lead-generating marketing spend since 2018

MARKETING GENERATED PRENEED SALES PRODUCTION

Comparable , Excluding SCI Direct


$ in millions
$120
$136
$168
$255
2018
2019
2020
2021
29%
CAGR
2018–2021

These marketing leads are driving differential sales production growth

Our marketing lead growth is not cannibalizing our core preneed sales growth, as both are resulting in impressive growth


TOTAL PRENEED SALES PRODUCTION BY LEAD CHANNEL
Comparable , Excluding SCI Direct
$ in millions
$1,605
$120
$1,485
$1,660
$136
$1,524
$1,724
$168
$1,556
$2,179
$255
$1,924
2018
2019
2020
2021
Marketing-Generated Preneed Sales
29%
CAGR
2018–2021
Core-Generated Preneed Sales
9%
CAGR
2018–2021



INITIATIVES

2

Improved Sales Effectiveness & Efficiencies



GERRY HEARD
Vice President
Sales

Improved marketing approach igniting higher sales effectiveness...



CUSTOMERS

Marketing data analysis improves targeted customer prospects





COUNSELORS

Sales customer relationship management systems improve matching prospects with expert counselors

...which is driving higher efficiencies and effectiveness to improve our production capabilities

Technology is foundational for continued and efficient sales production growth

- **ROBUST LEAD GENERATION MODELS** — Quality and quantity of leads
- **SALESFORCE CRM** — More data with usage
- **BEACON** (Preneed Point-of-Sale Application) — Contemporary and streamlined sales approach
- **SALES MANAGEMENT REPORTING & DASHBOARDS** — Real-time reporting
- **VIRTUAL LEARNING PLATFORM** — Targeted training

INITIATIVES

Increased usage of our CRM during COVID accelerated growth

SALESFORCE AND SALES MANAGEMENT

BEFORE

- “Rolodex” or relationship sales approach
- Honor system used for following up on leads
- No visibility into how leads were allocated
- Difficulties in stratification of data tranches and manual reporting limited timeliness and quality of reporting

PUSH REPORTING | 30+ DAYS
Sales Leadership Travel Time ~75%

NOW

- Higher lead quality and quantity provides competitive advantage, reduces turnover
- No counselor protection of unworked leads
- Counselor metrics explain lead assignment
- Automated activity and performance insights allow quick pivoting for forecasting, incentives, lead management and training

PULL REPORTING | Immediate Data
Sales Leadership Travel Time ~25%



10:45
salesforce
Director (Sales Leadership)...
Refresh
View As
Account Sources
Created This Month
Record Count
Campaign: Channel
IMPACT
ACV
Personal Effort
Sales Enablement
Website
Location Showcase
Other
975
522
1K
1.3K
2.6K
2.7K
9.4K
Includes Leads converted this month
Total Contracts
Sold This Month
3,143
PN Contracts (no cancellations)
Total Board Volume
Sold This Month
Dashboards
Tasks
Non-Sales...
Campaigns
Menu

INITIATIVES

65% reduction in cost to train


3:29
The Sales Leader's Resource Library
Assigned Series
This resource library is to enhance your team's learning experience.
SA - Prospecting
5 Module(s)
Recruiting Tools
Hiring Guide For Sales Leaders
Not Started
Recruiting Job Aids
Not Started
Manager Job Aids

SALES COUNSELOR TRAINING

BEFORE

- Physical sales schools and in-person visits from sales leadership team for training
- Training took counselors out of the market, reducing selling opportunities
- Due to costs associated with travel, counselors may delay or forego training

NOW

- Training from sales school and sales leadership held virtually and scheduled so counselor can spend half day at training and other half being productive
- Lower travel costs generate cost savings
- Flexibility encourages more timely and targeted training

INITIATIVES

Improvements resulted in higher close rates and higher sales with fewer counselors

CORE CLOSE RATES ON ALL LEADS

Appointments to Sale


2018
2019
2020
2021
30.8%
39.6%
42.9%
44.7%
+1,390
bps

Close rates represent the percentage of appointments kept that resulted in a sale

FEWER, BUT MORE EFFECTIVE SALES COUNSELORS SUPPORTED BY TECHNOLOGY

Total Funeral & Cemetery Preneed Production Comparable


$1.86B
$1.90B
$2.41B
4,198
3,580
3,632
Sales
Counselors
Lower by 566
714
670
690
Sales
Managers
Lower by 24
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT

Expecting continued growth off a higher base post-COVID

TOTAL CEMETERY & FUNERAL PRENEED SALES PRODUCTION

Comparable


6%
CAGR
2017–2019
14%
CAGR
2019–2021
$ in millions
$1,667
$822
$845
2017
$1,784
$893
$891
2018
$1,857
$948
$909
2019
$1,903
$858
$1,045
2020
$2,413
$1,080
$1,333
2021
PRE-PANDEMIC
COVID IMPACT

2017-2021 CAGR

10%
TOTAL PRENEED PRODUCTION

7%
FUNERAL PRENEED PRODUCTION

12%
CEMETERY PRENEED PRODUCTION

Beyond 2022, our base case expects a combined funeral and cemetery preneed annual growth rate in the mid single-digit % range on a new elevated base; however, with more effective lead generation and sales management we see potential for higher growth


INITIATIVES

3

Cemetery Inventory Opportunities



MICHAEL JOHNSON
Vice President
Revenue Management

INITIATIVES

Development of tiered property inventory supporting average growth

CEMETERY PROPERTY SALES AVERAGES & DEVELOPMENT SPEND


COMPARABLE PROPERTY AVERAGE
DEVELOPMENT SPEND
$ in millions
4% CAGR 2017–2021
5% CAGR 2017–2021
4,643
4,708
4,966
5,058
5,461
$79
$79
$78
$89
$95
2017
2018
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT

Our cemetery property product offerings are aligning with changing consumer preferences

Development spend today supports future velocity and sales average growth

Property averages exclude large sales and second interment rights

Cemetery Video

INITIATIVES

Demand for premium property increasing

PREMIUM PROPERTY SALES (>$40K)


Consolidated
$ in millions
Units
Net Sales
785
950
1,220
1,189
1,296
1,662
2,107
$84M
$95M
$111M
$117M
$120M
$149M
$195M
2015
2016
2017
2018
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT

18% CAGR 2015–2021

15% CAGR 2015–2021



BENCH ESTATE
$50,000 – $250,000



GATED ESTATE
$100,000 – $500,000



HEDGE ESTATE
$25,000 – $125,000



PRIVATE MAUSOLEUM
$250,000 – $5,000,000

INITIATIVES

Aligning developments with culturally diverse and expanding customer segments is driving incremental growth

HISPANIC OPPORTUNITIES



Our Lady of Guadalupe — Valhalla Memorial Park, Burbank, California

Cultural preneed property sales

24%

2019-2021 CAGR

VS.

All other preneed property sales

16%

2019-2021 CAGR

CHINESE / VIETNAMESE OPPORTUNITIES



Eternity Columbarium & Estates — Live Oak Memorial Park, Monrovia, California

Cremation inventory is a significant growth opportunity for us

CREMATION PROPERTY PRENEED PRODUCTION Comparable


30%
CAGR
2020–2021
9%
CAGR
2017–2019
$ in millions
$69
$75
$82
$97
$126
2017
2018
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT



GLASS-FRONT NICHE
$5,000 – $75,000



COLUMBARIUM
$10,000 - $100,000



CREMATION GARDEN
$2,000 - $25,000

INITIATIVES

We have ample capacity in our cemeteries for many years to come

~12,000
Acres Remaining

~2,000
Acres of Developed/ Unsold Land

~10,000
Acres of Undeveloped/ Unsold Land

+

~110
Average Acres Sold per Year

=

~110
Years of Available Life

Analysis based on current sales trends. SCI's 488 cemeteries have 35,500 acres in total, of which ~23,000 has been sold and used and ~12,000 are unsold (developed and undeveloped).

INITIATIVES

Initiatives underway supporting even further production growth



MAIN DRIVERS

QUALITY & QUANTITY OF MARKETING-DRIVEN LEADS

IMPROVED SALES EFFECTIVENESS & EFFICIENCIES

CEMETERY INVENTORY OPPORTUNITIES

These drivers could easily increase our current assumptions for cemetery preneed production

KEY GROWTH DRIVERS

Enhanced Growth Capital Opportunities



JOHN FAULK

Senior Vice President
Revenue & Business Development



DEPLOYMENT

Growth capital spend varies across our footprint

ACQUISITIONS


D.S. TEMROWSKI & SONS
FUNERAL HOME
CREMATION SERVICES

Purchase of funeral homes and cemeteries

NEW BUILDS



New funeral home or cemetery on existing or new property

MISCELLANEOUS GROWTH



Facility expansions and significant ad-hoc accretive investments

DEPLOYMENT

Over $770M invested in growth opportunities over the past 5 years

TOTAL 5-YEAR GROWTH CAPEX SPEND



$482M
Acquisitions
$ in millions
$193M
New Build Funeral Homes & Cemeteries
$ in millions
$97M
Miscellaneous Growth
$ in millions
$772M
2021
$121
$59
$12
$192M
2020
$64
$22
$29
$115M
2019
$56
$68
$19
$143M
2018
$176
$32
$19
$227M
2017
$65
$12
$18
$95M

Growth capital reflected as business acquisitions, real estate acquisitions and a portion of capital expenditures on the cash flow statement. 2020 excludes the spend associated with 1031 exchange tax planning projects.

Acquisitions are our best use of capital

ACQUISITION SPEND


$ in millions
$65
$176
$56
$64
$121
2017
2018
2019
2020
2021

2017	2018	2019	2020	2021	
7	5	11	8	8	Number of Transactions
22	24	16	17	30	Funeral Home Locations
6	9	—	1	2	Cemetery Locations

UPDATED TARGET
$75M-$125M

THE OPPORTUNITY

- Low-to mid-teen IRRs
- Still ample opportunity to acquire closely held candidates (Target list represents $0.8B–$1B in revenue)
- Opportunities could accelerate as pandemic wanes

BENEFITS WITH SCI

- Funeral revenue growth due to improved funeral merchandising and packaging
- Cemetery revenue growth due to enhanced cemetery offerings and experienced sales force
- Access to capital provides ability to upgrade facilities
- Cost savings related to local and national scale



SCHOEDINGER FUNERAL & CREMATION SERVICE | NEW DUBLIN, OH

12 locations in the greater Columbus area in Ohio



MILLER JONES MORTUARY & CREMATORY AND MENIFEE VALLEY CEMETERY | HEMET, CA

7 funeral locations and 1 cemetery location in the Hemet Valley area in California

2021 Acquisitions consisted of 32 businesses in 7 states with annual revenues of ~$40M



SKYLINE MEMORIAL PARK & CREMATORY MONEE, IL

1 cemetery location south of Chicago


WAPPNER
Funeral Directors & Crematory

WAPPNER FUNERAL DIRECTORS ONTARIO, OH

4 locations in the Mansfield area in Ohio

Greenfield new build opportunities are an increasing focus for us

NEW BUILD FUNERAL HOMES & CEMETERIES



$ in millions
$12
$32
$68
$22
$59
2017
2018
2019
2020
2021

2017	2018	2019	2020	2021	
5	5	6	5	8	Funeral Home Locations
—	—	1	—	1	Cemetery Locations
3	6	5	5	3	SCI Direct Locations
9	9	7	12	14	Locations in Progress

TARGET
$25M-$50M

THE OPPORTUNITY

- Expansion of footprint to reach growing demographics and target customers
- Target 10 to 15 new funeral homes annually
- Invest in select, strategic cemetery start-up projects where opportunities meet market needs
- Low- to mid-teen IRRs

DEPLOYMENT

WHERE WE FOCUS

Target growing suburbs in urban markets where we operate

Look to be the first entrant where there is a sizeable representation of our target customer

Also will create combos via building funeral homes on existing, owned cemeteries

Opportunistically rebuild combo funeral homes with attractive demographics



DIGNITY MEMORIAL LIFE CELEBRATION CENTER | WILDWOOD, FL



ALLNUT FUNERAL & CREMATION | GREELEY, CO



HUA YUAN AT ROSE HILLS | WHITTIER, CA

Dallas, Texas - Market Footprint

OVERVIEW

- Dallas is among the fastest growth areas in U.S.
- We have scale, serving over 5,100 funeral customers and 3,800 cemetery customers

GROWTH PROJECTS

- Two new locations in the northern growth corridor where we lacked presence:
  – Stand-alone funeral home in Frisco
  – Planned combo facility in Prosper
- Rebuilt our flagship property, Laurel Land Funeral Home (combo), into a modern, contemporary space


PLANO
DALLAS
ARLINGTON
SCI Direct
SCI Funeral Home
SCI Cemetery
SCI Combo

New build projects in Dallas will drive future growth for our shareholders



STONEBRIAR FUNERAL HOME | FRISCO, TX *(North of Dallas)*

OPENED 2013 | Serving ~240 families annually



LAUREL LAND FUNERAL HOME | DALLAS, TX

NEW FACILITY OPENED 2019 | Serving ~650 families annually



PROSPER TRAILS FUNERAL HOME & CEMETERY | DALLAS, TX

RENDERING | Construction starting soon

DEPLOYMENT

Opportunistic considerations for expansion and redesign of current business

MISCELLANEOUS GROWTH



$ in millions
$18
$19
$19
$29
$12
2017
2018
2019
2020
2021

THE OPPORTUNITY

- Expand high-growth funeral homes to increase their capacity to serve
- Opportunistic, high-return capital opportunities such as:
  - Purchases of leased real estate
  - Adding infrastructure to lower cost to serve (e.g., crematories, solar power, etc.)

Creating unique new venues within our existing footprint



Memorial Oaks Funeral Home, Houston, TX



Blount & Curry Funeral Home - MacDill Avenue, Tampa, FL



Hodges Funeral Home, Naples, FL



Joseph Gawler's Sons, Washington, DC



Woodlawn-Roesch-Patton Funeral Home, Nashville, TN



Geo. H. Lewis & Sons Funeral Directors, Houston, TX

Our growth capital continues to add strength to our earnings growth framework

MAIN DRIVERS

ACQUISITIONS

NEW BUILDS

OTHER GROWTH CAPITAL

With more deployment years like 2021, with nearly $200M in acquisitions and new builds, we are able to support higher earnings growth potential

KEY GROWTH DRIVERS

Preneed Backlog Impact



AARON FOLEY

Vice President
Treasurer



STRENGTH

Preneed backlog supporting earnings growth and stability

DEFERRED REVENUE BACKLOG

$ in billions


Trust-funded Funeral Merchandise and Services
Trust-funded Cemetery Merchandise and Services
Insurance-funded Funeral Merchandise and Services
$10.7
$2.2
$2.8
$5.7
2017
$11.1
$2.2
$2.9
$6.0
2018
$12.0
$2.4
$3.2
$6.4
2019
$12.7
$2.6
$3.5
$6.6
2020
$13.7
$2.8
$3.9
$7.0
2021
6% CAGR 2017–2021
9% CAGR 2017–2021
5% CAGR 2017–2021

TRUST
Supported by marketable securities and customer receivables

INSURANCE
Supported by third-party life insurance policies

We are required by law to give preneed consumers financial assurance (either in the form of a trust investment or insurance policy, or in limited instances with the use of surety bonds, which are reflected in the trust backlog) that the monies they are placing with us today will be available at the time of need.

STRENGTH

Funeral averages going into and coming out of backlog supporting sales average growth

CORE FUNERAL SALES AVERAGES

Comparable, Excluding SCI Direct



111%
109%
108%
106%
106%
104%
104%
103%
105%
102%
100%
2017
2018
2019
2020
2021
Matured Preneed
(Coming out of Backlog)
New Preneed Sales
(Going into Backlog)
Walk-in Atneed
(Base Line)

~$10B

Funeral Backlog

70% INSURANCE | 30% TRUST

Presold funeral merchandise and services, which will be recognized upon delivery driving future profits

~4.5x

CURRENT FUNERAL REVENUES

Cemetery backlog positioned to drive future revenue growth

STRENGTH

RECOGNIZED MERCHANDISE & SERVICE REVENUE PRENEED MERCHANDISE & SERVICE SALES Comparable

$ in millions



PRENEED MERCHANDISE & SERVICE SALES
RECOGNIZED PRENEED MERCHANDISE & SERVICE TRUST INCOME
RECOGNIZED MERCHANDISE & SERVICE REVENUE
11% CAGR 2017–2021
14% CAGR 2017–2021
3% CAGR 2017–2021
$302
$317
$324
$366
$457
$56
$60
$61
$66
$94
$217
$225
$225
$231
$249
2017
2018
2019
2020
2021
PRE-PANDEMIC
COVID IMPACT

~$4B 100% TRUST Cemetery Backlog

Presold cemetery merchandise and services, which will be recognized upon delivery driving future profits

Cemetery backlog trust income has grown at a CAGR of 14% and should continue providing support with compounding effects of strong markets

10-year Cemetery Merchandise & Service Trust accumulated return of 10.3% at December 31, 2021

~6x CURRENT ATNEED & PRENEED MERCHANDISE & SERVICE REVENUE

STRENGTH

Our preneed strategy and backlog are structured to drive earnings and cash flow growth



MAIN DRIVERS

HIGHER-QUALITY CONTRACT SALES PRODUCTION

TRUST INVESTMENT RETURNS SUPPORTING FUTURE GROWTH

INCREASING CEMETERY BACKLOG RECOGNITION

Strength in our backlog could easily drive increases in our sales average and cemetery recognition assumptions

Long-Term Power of SCI's Growth Model



ERIC TANZBERGER
Senior Vice President
Chief Financial Officer



There are 4 key pillars to reach even greater potential growth

Demographic Tailwinds

Marketing, Sales & Cemetery Inventory Impact

Enhanced Growth Capital Opportunities

Preneed Backlog Impact

FUNERAL SEGMENT

Demographic tailwinds, preneed backlog strength and average growth could drive accelerated growth

	BASE CASE GUIDANCE	GROWTH DRIVERS	POTENTIAL GROWTH ILLUSTRATIVE
FUNERAL REVENUE	1%–3%	200bps	3%–5%
FUNERAL MARGIN	19%–20%	100–150bps	20.0%–21.5%

POTENTIAL GROWTH



2023E
2024E
2025E

CEMETERY SEGMENT

Marketing, sales and cemetery inventory initiatives, along with favorable demographics, could drive increases in revenues

	BASE CASE GUIDANCE	GROWTH DRIVERS	POTENTIAL GROWTH ILLUSTRATIVE
CEMETERY REVENUE	4%–6%	200bps	6%–8%
CEMETERY MARGIN	Mid 30's	additional 50–70bps	High 30's


POTENTIAL GROWTH
2023E
2024E
2025E

Growth Drivers could increase our earnings growth to high-teen percentages or low 20's

ADJUSTED EARNINGS PER SHARE


ILLUSTRATIVE Potential Growth
$1.90
$2.91
$0.82
$2.09
$4.57
$2.27
$2.30
$3.50
$0.32
$3.18
$0.65
$2.53
~19%
$3.50
$2.78
~18%
$4.17
$0.32
$3.06
$4.91
$0.68
$3.37
2019
2020
2021
2022E
2023E
2024E
2025E
PRE-PANDEMIC
COVID IMPACT
TRANSITIONAL YEAR
RETURN TO STEADY GROWTH
Guidance $3.30–$3.70

ILLUSTRATIVE Potential Growth over Post-COVID base on demographic tailwinds and exceptional execution on initiatives

ILLUSTRATIVE 10% CAGR off of higher 2022 Post-COVID base of $3.18 (incorporating learnings, efficiencies and higher capital deployment)

Estimated COVID Impact

Incremental COVID learnings and efficiencies to 2022 Base

Pre-COVID 10% Earnings CAGR off of 2019 base of $1.90

Adjusted earnings per share is a non-GAAP financial measure. Please see appendix for a reconciliation to the appropriate GAAP measure and for other disclosures.

SCI continues to evolve to stay relevant in a changing landscape

CUSTOMER TRENDS ARE AT THE CORE OF OUR INNOVATION STRATEGIES



01.
Consumer desire for more celebratory environments
02.
Elevated experiences for simple cremation
03.
Seamless experiences powered by technology

Looking Forward

Investor Day 2022 Key Takeaways

1	2	3	4	5
Strong business model with a sustainable growth platform	Significant and consistent cash flow continues to grow the company and enhance shareholder value	Industry leaders in innovation and technology	Preneed model and backlog strength differentiates us	Potential for incremental growth is much greater in the coming years, as we are poised to benefit from demographic tailwinds



Q&A

APPENDIX

Definitions: Non-GAAP Financial Measures

This information should not be considered in isolation or as a substitute for related GAAP measures. Additionally, these measures as calculated by the Company may not be comparable to similarly titled measures used by other companies.

ADJUSTED EPS OR DILUTED EARNINGS PER SHARE EXCLUDING SPECIAL ITEMS

We use diluted earnings per share excluding special items (adjusted EPS) as an underlying operational performance measure of the business and to have a basis to compare operating results to prior and future periods. We make adjustments to net income (a GAAP measure) to remove certain charges and credits. We believe these adjustments are relevant in evaluating the overall performance of the business.

ADJUSTED CASH FLOW FROM OPERATIONS OR NET CASH PROVIDED BY OPERATING ACTIVITIES EXCLUDING SPECIAL ITEMS

We use adjusted operating cash flow, or net cash provided by operating activities excluding special items, as an underlying operational performance measure of the continuing operations of the business and to have a basis to compare excluding special items cash flow results to prior and future periods. We make adjustments to cash flow from operations (a GAAP measure) to remove certain receipts and payments. We believe these adjustments are relevant in evaluating the overall performance of the business.

FREE CASH FLOW

We define free cash flow as adjusted operating cash flow minus expenditures for capital improvements at existing locations and expenditures for the development of cemetery property, collectively referred to as recurring CAPEX. We use free cash flow to assess the financial performance of the Company. We believe that free cash flow is useful to investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations, such as investment in the Company's existing businesses. Further, free cash flow facilitates our ability to strengthen the Company's balance sheet, repay our debt obligations, pay cash dividends and repurchase our common shares. We also believe the presentation of this measure will enhance the investors' ability to analyze trends in the business and evaluate our underlying performance relative to other companies in the industry.

ADJUSTED EBITDA

We define adjusted EBITDA as a financial measure calculated in accordance with our credit agreement and represents EBITDA to remove certain charges and credits. We use adjusted EBITDA to provide investors and lenders with additional information to measure our financial performance and evaluate our ability to service debt.

Adjusted EPS – 2013 to 2021

(In millions, except Diluted EPS)	12 Months Ended December 31,																	
	2021		2020		2019		2018		2017		2016		2015		2014		2013	
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 802.9	$ 4.72	$ 515.9	$ 2.88	$ 369.6	$ 1.99	$ 447.2	$ 2.39	$ 546.7	$ 2.84	$ 177.0	$ 0.90	$ 233.8	$ 1.14	$ 172.5	$ 0.81	$ 147.3	$ 0.68
<u>Pre-tax reconciling items:</u>																		
(Gains) losses on divestitures and impairment charges, net	(25.2)	(0.15)	(7.0)	(0.03)	(32.9)	(0.18)	(15.9)	(0.09)	(7.0)	(0.04)	26.8	0.14	(6.0)	(0.02)	(113.5)	(0.53)	5.9	0.03
(Gains) losses on early extinguishment of debt	5.2	0.03	18.4	0.10	16.6	0.09	10.1	0.05	0.3	—	22.5	0.11	6.9	0.03	29.7	0.14	(0.5)	—
Acquistion, integration costs, and system transition costs	—	—	—	—	—	—	—	—	—	—	17.5	0.09	6.8	0.03	55.0	0.25	55.6	0.26
Legal/contractual settlement, net of insurance recoveries	(8.3)	(0.05)	—	—	6.4	0.03	—	—	24.3	0.13	5.6	0.03	—	—	12.3	0.06	11.7	0.05
<u>Tax reconciling items:</u>																		
Tax effect from special items	7.3	0.04	(2.6)	(0.02)	4.1	0.02	1.6	0.01	(5.7)	(0.03)	(17.2)	(0.09)	(2.3)	(0.01)	77.8	0.37	(26.0)	(0.12)
Change in certain tax reserves and other	(4.0)	(0.02)	(3.0)	(0.02)	(10.9)	(0.05)	(107.8)	(0.57)	(260.1)	(1.35)	20.9	0.11	3.0	0.01	3.2	0.01	4.9	0.02
Earnings and diluted earnings per share excluding special items (Adjusted EPS)	$ 777.9	$ 4.57	$ 521.7	$ 2.91	$ 352.9	$ 1.90	$ 335.2	$ 1.79	$ 298.5	$ 1.55	$ 253.1	$ 1.29	$ 242.2	$ 1.18	$ 237.0	$ 1.11	$ 198.9	$ 0.92
Diluted weighted average shares outstanding (in thousands)		170,114		178,990		185,523		186,972		192,246		196,042		204,450		214,200		216,014

The 2018 change in certain tax reserves and others is primarily impacted by the reduction in uncertain tax reserves due to the expiration of statutes of limitations for the Internal Revenue Service to assess tax on tax years prior to 2015. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the "Tax Act." As a result of the Tax Act, we realized a net tax benefit for the remeasurement of deferred tax assets and liabilities, partially offset by a transition tax on certain unrepatriated earnings of our foreign subsidiaries. 2017 is also impacted by the settlement of IRS tax audits related to tax years 1999-2005. Please see Part II, Item 8. Financial Statements, Note 5 in our 2018 Form 10-K filing for further details.

Adjusted EPS – 2005 to 2012

(In millions, except Diluted EPS)

	12 Months Ended December 31,															
	2012		2011		2010		2009		2008		2007		2006		2005	
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income (loss) attributable to common stockholders, as reported	$ 153.8	$ 0.70	$ 146.0	$ 0.62	$ 126.4	$ 0.50	$ 123.1	$ 0.49	$ 97.1	$ 0.37	$ 247.7	$ 0.85	$ 56.5	$ 0.19	$ (127.9)	$ (0.42)
<u>Pre-tax reconciling items:</u>																
(Gains) losses on divestitures and impairment charges, net	1.6	0.01	1.8	0.01	2.2	0.01	1.8	0.01	36.0	0.15	(6.0)	(0.02)	50.1	0.17	30.3	0.10
(Gains) Losses on early extinguishment of debt	14.4	0.07	2.2	0.01	5.9	0.02	(2.1)	(0.01)	—	—	8.7	0.03	10.7	0.04	9.3	0.03
Acquistion, integration costs, and system transition costs	5.9	0.02	1.4	0.01	9.4	0.04	8.2	0.03	0.7	—	16.4	0.06	8.2	0.02	—	—
Legal/contractual settlement, net of insurance recoveries									—	—	6.5	0.02			(10.3)	(0.03)
Income from French equity investment/DISCO									0.4	—	(121.8)	(0.42)	(3.9)	(0.01)	(4.5)	(0.01)
Cumulative effect of accounting change															187.5	0.61
<u>Tax reconciling items:</u>																
Change in certain tax reserves and other	0.6	—	2.6	0.01	5.1	0.02	(2.0)	(0.01)	—	—	—	—	—	—	—	—
Earnings and diluted earnings per share excluding special items (Adjusted EPS)	$ 176.3	$ 0.80	$ 154.0	$ 0.66	$ 149.0	$ 0.59	$ 129.0	$ 0.51	$ 134.2	$ 0.52	$ 151.5	$ 0.52	$ 121.6	$ 0.41	$ 84.4	$ 0.28
Diluted weighted average shares outstanding (in thousands)		219,066		236,669		250,602		252,484		260,983		290,444		297,371		306,745

Adjusted cash flow from operations and free cash flow

(In millions)	12 Months Ended December 31,				
	2021	2020	2019	2018	2017
Net cash provided by operating activities	$ 920.6	$ 804.4	$ 628.8	$ 615.8	$ 503.4
Contractual/Legal settlements, net of insurance recoveries	(8.3)	-	6.4	-	17.8
IRS tax settlement (receipt) payment	-	-	-	(5.6)	34.2
Net cash provided by operating activities excluding special items *(Adjusted cash flow from operations)*	$ 912.3	$ 804.4	$ 635.2	$ 610.2	$ 555.4
Capital improvements at existing locations	(164.8)	(96.8)	(126.5)	(124.8)	(117.6)
Development of cemetery property	(95.4)	(88.8)	(77.8)	(78.7)	(79.0)
Free cash flow	$ 652.1	$ 618.8	$ 430.9	$ 406.7	$ 358.8
Net cash used in investing activities	$ (414.9)	$ (318.4)	$ (278.5)	$ (414.6)	$ (242.9)
Net cash used in financing activities	$ (465.6)	$ (492.8)	$ (319.1)	$ (329.2)	$ (136.4)

Financial outlook

(In millions, except Adjusted EPS)

	2022 GUIDANCE		
	Low	Midpoint	High
Net cash provided by operating activities *Adjusted cash flow from operations*	$750	$775	$800
Capital improvements at existing locations & Development of Cemetery Property	$270	$280	$290
Diluted earnings per share excluding special items *Adjusted EPS*	$3.30	$3.50	$3.70
Cash taxes included in Adjusted cash flow from operations		Approximately $180 at the midpoint of Adj EPS guidance	

Reconciliations from GAAP Net cash provided by operating activities are not provided for these forward-looking estimates because GAAP net cash provided by operating activities for the fiscal year ending December 31, 2022, is not accessible and reconciling information is not available without unreasonable effort. We are unable to predict changes in assets and liabilities; future acquisition and transition costs; system and process transitions costs; potential tax adjustments to reserves, payments, credits or refunds; potential legal defense costs or settlements of litigation or the recognition of receivables for insurance recoveries associated with litigation, and these amounts could be material such that the amount of net cash provided by operating activities would vary substantially from the amount of projected net cash provided by operating activities excluding special items.

Reconciliations from GAAP Net income per share are not provided for these forward-looking estimates because GAAP Net income per share for the fiscal year ending December 31, 2022, is not accessible and reconciling information is not available without unreasonable effort. We are not able to predict future system and process transition costs; acquisition and transition costs; gains/losses and impairment charges associated with asset dispositions; gains/losses associated with the early extinguishment of debt or foreign currency transactions; potential tax adjustments to reserves, payments, credits or refunds; potential costs associated with settlements of litigation or the recognition of receivables for insurance recoveries associated with litigation, and these amounts could be material, such that the amount of Net income per share would vary substantially from the amount of projected Adjusted earnings per share.

Our outlook for year 2022 reflects management's current views and estimates regarding the impact on results from the Covid pandemic, future economic and financial market conditions, company performance and financial results, business prospects, the competitive environment, and other events. These views and estimates that support the outlook provided are subject to a number of risks and uncertainties, many of which are beyond the control of SCI, that could cause actual results to differ materially from the potential results.